FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                            For the month of May 2004

                           HOLMES FINANCING (No. 6) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes . . . . . . . No . . .X. . . .

Holmes Financing (No. 6) PLC
 Profit & Loss Account
 Period ended 15 April 2004

                                                This Quarter    Prior Quarter
                                                 (pound)'000      (pound)'000

 Interest receivable - Inter-company loan             31,811           31,232
 Interest receivable - Cash collateral                   150              160
                                               -------------------------------
                                                      31,961           31,392

 Interest payable - Notes                           (31,811)         (31,232)
 Interest payable - CSFB                               (150)            (160)
                                               -------------------------------
                                                    (31,961)         (31,392)

                                               -------------------------------
 Net operating income                                      -                -

 Other income                                              -                -
 Operating expenses                                        -                -

                                               -------------------------------
 Profit on ordinary activities before taxation             -                -

 Taxation                                                  -                -

                                               -------------------------------
 Profit on ordinary activities after taxation              -                -

 Dividend                                                  -                -

 Retained profit brought forward                         (0)              (0)

                                               -------------------------------
 Retained profit carried forward                         (0)              (0)
                                               ===============================

 Holmes Financing (No. 6) PLC
 Balance Sheet
 Period ended 15 April 2004

                                                                                          (pound)'000
 Fixed asset investments
 Loans to Funding                                                                          2,950,772

 Current assets
 Accrued interest receivable                                                    20
 Cash at bank                                                                   13
 Cash collateral                                                            38,178
                                                                  -------------------
                                                                            38,211
                                                                  -------------------

 Creditors: Amounts falling due within one year
 Accrued interest payable                                                       20
                                                                  -------------------
                                                                                20
                                                                  -------------------

 Net current assets                                                                           38,191

                                                                                    -----------------
 Total assets less current liabilities                                                     2,988,963

 Creditors: Amounts falling due after more than one year
 Amounts due to noteholders                                                              (2,950,772)
 Amount due to CSFB                                                                         (38,178)
                                                                                    -----------------
 Net assets                                                                                       13
                                                                                    =================

 Capital and reserves
 Share capital                                                                                    13
 Reserves                                                                                          -
                                                                                    -----------------
                                                                                                  13
                                                                                    =================


Holmes Financing (No. 6) PLC
 Notes Outstanding
 Period ended 15 April 2004

                                        Series 1 Class A  Series 2 Class A  Series 3 Class A   Series 4 Class A1   Series 5 Class A
 Moody's current rating                              P-1               Aaa               Aaa                 Aaa                Aaa
 S&P current rating                                 A-1+               AAA               AAA                 AAA                AAA
 Fitch Ratings current rating                        F1+               AAA               AAA                 AAA                AAA

                                                                                               Series 4 Class A2
 Moody's current rating                                                                                      Aaa
 S&P current rating                                                                                          AAA
 Fitch Ratings current rating                                                                                AAA

                                        Series 1 Class B  Series 2 Class B  Series 3 Class B    Series 4 Class B   Series 5 Class B
 Moody's current rating                              Aa3               Aa3               Aa3                 Aa3                Aa3
 S&P current rating                                   AA                AA                AA                  AA                 AA
 Fitch Ratings current rating                         AA                AA                AA                  AA                 AA

                                        Series 1 Class C  Series 2 Class C  Series 3 Class C    Series 4 Class C   Series 5 Class C
 Moody's current rating                             Baa2              Baa2              Baa2                Baa2               Baa2
 S&P current rating                                  BBB               BBB               BBB                 BBB                BBB
 Fitch Ratings current rating                        BBB               BBB               BBB                 BBB                BBB


                                        Series 1 Class A  Series 2 Class A  Series 3 Class A   Series 4 Class A1   Series 5 Class A
                                                       $                 $            (euro)                   $             (pound)
 Initial note balance                      1,500,000,000     1,250,000,000     1,000,000,000       1,000,000,000        500,000,000
 Previous quarter's note principal                     -     1,250,000,000     1,000,000,000       1,000,000,000        500,000,000
 Note redemptions                                      -
 Outstanding note principal                            -     1,250,000,000     1,000,000,000       1,000,000,000        500,000,000

                                                                                               Series 4 Class A2
                                                                                                             CHF
 Initial note balance                                                                                300,000,000
 Previous quarter's note principal                                                                   300,000,000
 Note redemptions
 Outstanding note principal                                                                          300,000,000

                                        Series 1 Class B  Series 2 Class B  Series 3 Class B    Series 4 Class B   Series 5 Class B
                                                       $                 $            (euro)                   $             (pound)
 Initial note balance                         50,000,000        42,000,000        34,000,000          40,000,000         17,000,000
 Previous quarter's note principal                     -        42,000,000        34,000,000          40,000,000         17,000,000
 Note redemptions                                      -
 Outstanding note principal                            -        42,000,000        34,000,000          40,000,000         17,000,000

                                        Series 1 Class C  Series 2 Class C  Series 3 Class C    Series 4 Class C   Series 5 Class C
                                                       $                 $            (euro)                   $             (pound)
 Initial note balance                         86,000,000        71,000,000        57,000,000          69,000,000         29,000,000
 Previous quarter's note principal                     -        71,000,000        57,000,000          69,000,000         29,000,000
 Note redemptions                                      -
 Outstanding note principal                            -        71,000,000        57,000,000          69,000,000         29,000,000

                                        Series 1 Class A  Series 2 Class A  Series 3 Class A   Series 4 Class A1   Series 5 Class A
                                                     N/A                17                24                  24                 24
 Note interest margins
 Step up dates                                16/10/2003        16/04/2008        16/04/2008          16/04/2008         16/04/2008
                                                     N/A               N/A
 Step up margins                                                                          48                  48                 48

                                                                                              Series 4 Class A2
 Note interest margins                                                                                      N/A
 Step up dates                                                                                       16/10/2007
 Step up margins                                                                                             35

                                        Series 1 Class B  Series 2 Class B  Series 3 Class B    Series 4 Class B   Series 5 Class B
 Note interest margins                              37.5                41                50                  52                 52
 Step up dates                                16/04/2008        16/04/2008        16/04/2008          16/04/2008         16/04/2008
 Step up margins                                      75                82               100                 104                104

                                        Series 1 Class C  Series 2 Class C  Series 3 Class C    Series 4 Class C   Series 5 Class C
                                                     135               145               150                 155                155
 Step up dates                                16/04/2008        16/04/2008        16/04/2008          16/04/2008         16/04/2008
 Step up margins                                     235               245               250                 255                255


 Interest payment cycle                       Quarterly
 Interest payment date                        15th or next business day
 Next interest payment date                   15/07/2004


 Liquidity facility limit          (pound)     25,000,000
 Liquidity facility drawn                             Nil
 Liquidity facility available      (pound)     25,000,000


Holmes Funding Limited
 Profit & Loss Account
 Period ended 15 April 2004

                                               This Quarter      Prior Quarter
                                               (pound)'000        (pound)'000


 Interest receivable - Mortgages less Swaps        146,717            144,198

 Interest receivable - Cash Deposits                 9,399              8,573
                                              --------------------------------

                                                   156,117            152,771

 Interest payable - Inter-company loans          (145,154)          (144,219)
 Interest payable - Start up loans                   (878)              (747)
                                              --------------------------------
                                                 (146,032)          (144,966)

                                              --------------------------------

 Net operating income                               10,085              7,805


 Other income                                        4,437              4,842


 Operating expenses                                (4,958)           (13,043)
 Deferred consideration                            (8,658)            (6,986)

                                              --------------------------------

 Profit/(loss) on ordinary
 activities before taxation                            906            (7,382)


 Taxation                                              880              3,027

                                              --------------------------------

 Profit/(loss) on ordinary
 activities after taxation                           1,786            (4,355)


 Dividend                                                -                  -

 Retained profit/(loss) brought forward           (15,247)           (10,892)

                                              --------------------------------
 Retained profit/(loss) carried forward           (13,461)           (15,247)
                                              ================================

 Holmes Funding Limited
 Balance Sheet
 Period ended 15 April 2004

                                                                     (pound)'000

 Fixed asset investments
 Beneficial interest in Trust mortgage portfolio                     16,468,362
 Beneficial interest in Trust cash at bank

 Current assets

 Amounts owed by Trustee                                   26,352

 Deferred expenditure (costs of securing)                  27,801

 Sundry debtors                                                36

 Deferred taxation / group relief receivable                8,277
 Cash at bank:

      Reserve funding                                     413,751

      Transaction account                                   3,418

      Funding GIC account                                 254,085
                                                       ------------

                                                          733,719
                                                       ------------

 Creditors: Amounts falling due within one year

 Deferred consideration creditor                          169,918

 Interest payable - start up loans                          6,040


 Interest payable - Inter-company loans                       497

 Sundry creditors                                         188,185

 Corporation Taxation                                          37
                                                       ------------

                                                          364,677
                                                       ------------


 Net current assets                                                     369,041

                                                                  --------------
 Total assets less current liabilities                               16,837,404

 Creditors: Amounts falling due after more than one year
 Inter-company loans                                               (16,740,350)
 Start up loans                                                       (110,514)

                                                                  --------------
 Net assets                                                            (13,461)
                                                                  ==============

 Capital and reserves

 Share capital ((pound)2)                                                     -
 Reserves                                                              (13,461)
                                                                  --------------
                                                                       (13,461)
                                                                  ==============

 Holmes Funding Limited
 Notes to Balance Sheet
 Period ended 15 April 2004


                                                      (pound)'000                  (pound)'000             (pound)'000

 Balance on cash accumulation ledger                                                   250,000
                                                                     ==========================

 Available credit enhancement

                                                  First Reserve             Second Reserve          Funding Reserve

 Reserve funds at closing                                 338,000                        7,978                  67,773
                                                ------------------   --------------------------------------------------

 Initial closing reserve funds                            292,046                       56,891                       -

 Drawings to make bullet repayment                              -                            -                       -

 Other drawings                                                 -                            -                       -

 Transfers from revenue receipts                           45,954                     (48,913)                  67,773
                                                ------------------   --------------------------------------------------

 Closing reserve balance                                  338,000                        7,978                  67,773
                                                ------------------   --------------------------------------------------


 Target reserve funds                                     338,000                        7,978                  70,000
                                                ==================   ==================================================

 Principal deficiency ledger                                  AAA                           AA                     BBB

 Opening PDL balance                                          Nil                          Nil                     Nil

 Losses this quarter                                            -                            -                       -

 PDL top up from revenue income                                 -                            -                       -
                                                -----------------------------------------------------------------------

 Closing PDL balance                                          Nil Nil                      Nil                     Nil
                                                =======================================================================


 Start up loan outstanding


 Opening balance                                                                        74,676
                                                                     --------------------------


 First start up loan
 (incl. accrued interest)                                                               14,792

 Second start up loan
 (incl. accrued interest)                                                               14,742

 Third start up loan                                                                    17,500

 Fourth start up loan                                                                    7,500

 Fifth start up loan                                                                     5,100

 Sixth start up loan                                                                     6,100

 Seventh start up loan                                                                   3,780

 Eigth start up loan                                                                    41,000
                                                                     --------------------------

                                                                                       110,514

 Accrued interest                                                                        6,040

 Repayments made                                                                             -
                                                                     --------------------------

 Closing balance                                                                       116,554
                                                                     ==========================


 Liquidity facility


 Liquidity facility limit                                                               25,000

 Liquidity facility drawn                                                                    -

 Liquidity facility available                                                           25,000





Holmes Trustees Limited
 Profit & Loss Account
 Period ended 15 April 2004

                                                                        This Quarter                  Prior Quarter
                                                                         (pound)'000                    (pound)'000

 Interest receivable - Mortgages                                             291,441                        280,939
 Interest receivable - Cash Deposits                                           4,137                          4,617
                                                          ----------------------------------------------------------
                                                                             295,578                        285,556

 Interest payable - Mortgages                                              (291,441)                      (280,939)
 Interest payable - Cash Deposits                                            (4,137)                        (4,617)
                                                          ----------------------------------------------------------
                                                                           (295,578)                      (285,556)

                                                          ----------------------------------------------------------
 Net operating income                                                              -                              -

 Fees receivable                                                               4,129                          4,004
 Fees payable                                                                (4,129)                        (4,004)

 Operating expenses                                                          (4,025)                        (3,135)
 Provision charges                                                               119                       (14,370)
 Other income                                                                  3,906                         17,505

                                                            --------------------------------------------------------
 Profit on ordinary activities before taxation                                     -                              -

 Taxation                                                                                                         -

                                                            --------------------------------------------------------
 Profit on ordinary activities after taxation                                      -                              -

 Dividend                                                                          -                              -

 Retained profit brought forward                                                   -                              -

                                                            --------------------------------------------------------
 Retained profit carried forward                                                   -                              -
                                                            ========================================================

 Holmes Trustees Limited
 Balance Sheet
 Period ended 15 April 2004

                                                                  (pound)'000

 Fixed asset investments
 Mortgage loans secured on residential property                    28,938,803

 Current assets
 Bank interest receivable                                  408
 Cash at bank                                          388,504
 Other debtors                                               5
 Accrued interest receivable                            42,528


                                                    -------------
                                                       431,445
                                                    -------------

 Creditors: Amounts falling due within one year
 Amounts due to Seller                                  16,564
 Amounts due to Funding                                 26,352
 Sundry creditors                                           26
                                                    -------------
                                                        42,941
                                                    -------------

 Net current assets                                                   388,504

                                                                --------------
 Total assets less current liabilities                             29,327,307

 Creditors: Amounts falling after more than one year
 Seller share of mortgage loans                                  (12,470,441)
 Funding share of mortgage loans                                 (16,468,362)

 Seller share of cash at bank                                       (388,504)
 Funding share of cash at bank                                              -

                                                                --------------
 Net assets                                                               (0)
                                                                ==============

 Capital and reserves
 Share capital ((pound)2)                                                   0
 Reserves                                                                   0
                                                                --------------
                                                                            0
                                                                ==============

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               HOLMES FINANCING (No. 6) PLC




      Dated: May 20,  2004                   By /s/ Karen Carson
                                               (Authorised Signatory)